*KAB 3/12

11019761

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UN.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, Suite 1700
(No. and Street)

New York (City) New York (State) 10279 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio 212-490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/19

OATH OR AFFIRMATION

I, ________Gennaro J. Fulvio____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________Whitaker Securities, LLC____, as

of ______________________December 31________, 2010______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

____
Notary Public

____
Signature

CFO
____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Whitaker Securities, LLC

We have audited the accompanying statement of financial condition of Whitaker Securities, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Whitaker Securities, LLC, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 15, 2011

WHITAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$2,177,735
Receivables from clearing broker	2,717,690
Securities owned - at market value	5,000
Equipment at cost, net of depreciation of $86,882	60,898
Other assets	18,720
TOTAL ASSETS	$4,980,043

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$3,867,736
SUBORDINATED LIABILITY AND MEMBERS' EQUITY	
Liability subordinated to claims of general creditors	350,000
MEMBERS' EQUITY	762,307
TOTAL SUBORDINATED LIABILITY AND MEMBERS' EQUITY	1,112,307
TOTAL LIABILITIES AND MEMBERS' EQUITY	$4,980,043

The accompanying notes are an integral part of this statement.

WHITAKER SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Whitaker Securities, LLC (the "Company") was organized under the Limited Liability Company Act of the State of Delaware on May 14, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal and agency transactions for itself and its customers that are forwarded to Penson Financial Services, Inc. ("Penson") and Pershing, LLC ("Pershing"), the Company's clearing agents, on a fully disclosed basis. In March 2008 the Company expanded its business scope to include municipal bonds, convertible securities, new issues and U.S. Treasuries.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counterparty with which it conducts business.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

As of December 31, 2010, the amount due from clearing brokers reflected in the statement of financial condition are positions with and amounts receivable from Penson and Pershing.

The Company introduces its customer transactions to both clearing firms with whom it has correspondent relationships for clearance in accordance with the terms of the clearance agreements. In connection therewith, the Company has agreed to indemnify both firms for losses that it may sustain related to the Company's customers.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

At December 31, 2010 all securities positions are stated at market value with unrealized gains or losses reflected in income on an accrual basis. Subsequent market fluctuations may require selling, or purchasing, the securities at prices which may differ from the market value reflected on the statement of financial condition.

Security transactions and financing with the clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Depreciation of fixed assets is provided using straight-line method over the estimated useful lives of the related property.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $283,807 deposited in money market funds.

4. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with an entity controlled by the Company's members. Under this agreement, the affiliate provides office space, furniture, communication equipment, and other administrative services to the Company. The Company pays for these services on a monthly basis. Fees related to this agreement are reassessed by the affiliate on a quarterly basis. Included in the statement of operations, in the respective accounts, is $694,000 for expenses related to this agreement.

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York City Unincorporated Business Tax. A provision for taxes is included in the financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the period ended December 31, 2010.

6. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Liability subordinated to the claims of general creditors consist of a $350,000 secured demand loan agreement between the company and one of its registered representatives with an interest rate of 2% and will expire April 30, 2011.

The subordinated liability has been entered into under agreements pursuant to the rules and regulations of the FINRA and the Securities and Exchange Commission. Under the terms of the agreement, the Company obtained and maintains control of pledged collateral. The collateral received is in excess of the principal amount loaned and is valued on a daily basis and the Company may require the lender to deposit additional collateral when appropriate. The financial statements include accrued Interest on the loan amount and the collateral is included on the statement of financial condition in due from broker.

The subordinated loan agreement is withdrawable by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

7. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan, with a December 31st year-end, under Section 401(k) of the Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected not to match employee contributions. State Street serves as trustee of the plan.

Additionally, the Company has a profit-sharing plan, with a December 31st year-end, covering all qualified employees. Contributions to the plan are discretionary and are determined annually by the Company. There were no contributions to the plan for the year ended December 31, 2010.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds on a fully disclosed basis, and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $890,072, which exceeded the minimum requirement of $257,849 by $632,223. The Company's ratio of aggregate indebtedness to net capital was 4.35 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through February 15, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.

WHITAKER SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2010

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Whitaker Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Whitaker Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Whitaker Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Whitaker Securities, LLC's management is responsible for the Whitaker Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 20010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 15, 2011

WHITAKER SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2010

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the year ended December 31, 2010	July 29, 2010	$ 43,940	
SIPC-7 general assessment for the year ended December 31, 2010	January 25, 2011	42,139	$ 86,079
		$ 86,079	$ 86,079

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.